EXHIBIT 9
                                                                    Page 1 of  9








                                CSW CREDIT, INC.


                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
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                                                                       EXHIBIT 9
                                                                     Page 2 of 9


                               ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of CSW Credit, Inc.:

We have audited the accompanying balance sheets of CSW Credit, Inc. (a Delaware corporation and wholly owned subsidiary of Central and South West Corporation) as of December 31, 1998 and 1997, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSW Credit, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





Arthur Andersen LLP
Dallas, Texas
February 12, 1999
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                                                                       EXHIBIT 9
                                                                     Page 3 of 9

                               CSW CREDIT, INC.

                             STATEMENTS OF INCOME

                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                 (Thousands)



                                                      1998            1997
                                                 --------------  --------------

REVENUES                                           $    84,784     $    77,703
                                                 --------------  --------------

OPERATING EXPENSES:
     Interest                                           42,658          38,976
     Provision for bad debts                            21,382          21,074
     Credit line fees                                      881             858
     General and administrative                          1,491              78
                                                 --------------  --------------

                                                        66,412          60,986
                                                 --------------  --------------

OPERATING INCOME                                        18,372          16,717
                                                 --------------  --------------

OTHER INCOME AND DEDUCTIONS:
     Interest income                                         6              63
     Tax benefit of parent company loss                    323             326
                                                 --------------  --------------

                                                           329             389
                                                 --------------  --------------

INCOME BEFORE FEDERAL INCOME TAXES                      18,701          17,106
                                                 --------------  --------------

FEDERAL INCOME TAXES:
     Current                                             8,148           6,563
     Deferred                                           (1,716)           (690)
                                                 --------------  --------------

                                                         6,432           5,873
                                                 --------------  --------------

NET INCOME                                         $    12,269     $    11,233
                                                 ==============  ==============


           The accompanying notes to the financial statements are an
                       integral part of these statements.
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                                                                       EXHIBIT 9
                                                                     Page 4 of 9
                              CSW CREDIT, INC.

                               BALANCE SHEETS

                         DECEMBER 31, 1998 AND 1997
                                (Thousands)


                                                        1998         1997
                                                     -----------  -----------
                            ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                          $    59      $    51
     Accounts receivable, net of allowance for
         doubtful accounts of $ 10,085 and $ 5,183
         as of December 31, 1998 and 1997,
         respectively.                                  834,355      706,197
                                                     -----------  -----------

          Total current assets                          834,414      706,248

OTHER ASSETS:
     Deferred income taxes                                4,937        3,346
     Other                                                2,829        4,456
                                                     -----------  -----------

          Total other assets                              7,766        7,802
                                                     -----------  -----------

          Total assets                                $ 842,180    $ 714,050
                                                     ===========  ===========



             LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                  $ 748,729    $ 636,550
     Deferred credits                                    17,134       14,310
     Accounts payable - affiliated                        6,008        3,454
     Unearned revenue                                     4,408        4,576
     Other liabilities                                      944          986
                                                     -----------  -----------

          Total current liabilities                     777,223      659,876

STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
         issued and outstanding 259 and 247 shares            1            1
         as of December 31, 1998 and 1997,
          respectively
     Paid-in capital                                     64,956       54,173
                                                     -----------  -----------

          Total stockholder's equity                     64,957       54,174
                                                     -----------  -----------

          Total liabilities and stockholder's equity  $ 842,180    $ 714,050
                                                     ===========  ===========

           The accompanying notes to the financial statements are an
                       integral part of these statements.


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                                                                       EXHIBIT 9
                                                                     Page 5 of 9

                                   CSW CREDIT, INC.

                          STATEMENT OF STOCKHOLDER'S EQUITY

                    FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                     (Thousands)

                                                ADDITIONAL                   TOTAL
                                     COMMON      PAID-IN     RETAINED     STOCKHOLDER'S
                                     STOCK       CAPITAL     EARNINGS        EQUITY

BALANCE DECEMBER 31, 1996             $     1    $  31,775         -        $   31,776

Capital contributions                       -       22,398         -            22,398

Net income                                  -          -         11,233         11,233

Common stock dividends                      -          -        (11,233)       (11,233)
                                   -----------  ----------- ------------  -------------

BALANCE DECEMBER 31, 1997                   1       54,173         -            54,174

Capital contributions                       -       10,783         -            10,783

Net income                                  -          -         12,269         12,269

Common stock dividends                      -          -         (12,269)       (12,269)
                                    -----------  ----------- ------------  -------------

BALANCE DECEMBER 31, 1998             $     1    $  64,956      $     -     $   64,957
                                    ===========  =========== ============  =============










           The accompanying notes to the financial statements are an
                       integral part of these statements.

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                                                                       EXHIBIT 9
                                                                     Page 6 of 9
                                 CSW CREDIT, INC.

                             STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                    (Thousands)

                                                            1998           1997
                                                        -------------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                           $   12,269     $   11,233
     Adjustments to reconcile net income to net cash
           provided by operating activities-
          Changes in assets and liabilities-
              Accounts Receivable                           (128,158)       (91,106)
              Deferred income taxes                           (1,591)          (690)
              Other assets                                     1,627           (831)
              Deferred credits                                 2,824          1,044
              Accounts payable - affiliated                    2,554          1,758
              Unearned revenue                                  (168)         1,197
              Other liabilities                                    7           (895)
                                                        -------------  -------------

                  Net cash used in operating activities     (110,636)       (78,290)
                                                        -------------  -------------


CASH FLOWS FROM FINANCING ACTIVITIES:
     Change in short-term debt                               112,179         57,250
     Capital contributions                                    10,783         22,398
     Payment of dividends                                    (12,318)       (10,123)
                                                        -------------  -------------

       Net cash provided by financing activities             110,644         69,525

                                                        -------------  -------------

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                   8         (8,765)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                    51          8,816
                                                        -------------  -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                    $     59       $     51
                                                        =============  =============

SUPPLEMENTARY INFORMATION:

     Interest paid                                        $   43,253     $   39,834
                                                        =============  =============

     Income taxes paid                                     $   6,576     $    7,976
                                                        =============  =============


           The accompanying notes to the financial statements are an
                       integral part of these statements.

                                                                       EXHIBIT 9
                                                                     Page 7 of 9
                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

CSW Credit, Inc. (the "Company") is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies in 1998 and 1997 were $33.5 million and $33.9 million, respectively. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in effective rates of 33% for both 1998 and 1997.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The company also recognizes the tax benefit of operating losses allocated by the parent company to CSW Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at December 31, 1998 and 1997.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.
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                                                                       EXHIBIT 9
                                                                     Page 8 of 9

Related party transactions

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $871 thousand and $1.2 million in 1998 and 1997, respectively.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of financial statements. Actual results realized may differ from these estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 1998 presentation.

Basis of Accounting

These financial statements were prepared using the accrual method of accounting.

2.  REGULATION:

The Company is subject to regulation by the Securities  and Exchange  Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.

3.  SHORT-TERM DEBT:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for 1998 and 1997 was 5.6%. At December 31, 1998, the Company had a revolving credit agreement aggregating one billion dollars to back up its commercial paper program. The revolving credit agreement expires June 27, 1999 and has a fee of .075% on the commitment. At December 31, 1998, there were no borrowings under the revolving credit agreement. At December 31, 1998 and 1997, the amounts of commercial paper outstanding were approximately $749 million and $637 million.
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                                                                       EXHIBIT 9
                                                                     Page 9 of 9

4.  HOUSTON LIGHTING & POWER COMPANY:

The Company  entered into an agreement  with  Houston  Lighting & Power  Company
(HLP) to purchase substantially all of its utility receivables. During the twelve months ended December 31, 1998 and 1997, the Company had average HLP receivables of $439,793,000 and $383,396,000, respectively.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This relief has been granted through December 31, 2000. At December 31, 1998, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.

5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of this rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as deferred credits on the balance sheet.


6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.